Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Welcome Traders to the SPACs Attack and do we have an action jam-packed show for you guys today.
We’ve got Payoneer right over my corner. We’re going to get right into that interview.
We’ve got so many headlines to go to.
I went on a shopping spree today guys, so definitely smash the LIKE if you went on a shopping spree for SPACs today. I’ll talk about some of the purchases that I made.

We have a lot of headlines to get into, so let’s go ahead and start the show!

[Music]

What’s going on my SPACs Attack Community? Definitely, definitely, I’m having a great day. Smash the LIKE button.
Bring in the energy.
Let’s go to the moon, to the moon with our energy.
Let’s bring it up. Let’s all go ahead and hit the SHARE button down below.
Let everybody know - Payoneer’s coming on next, so if you definitely don’t want to miss out that interview, go ahead and let your friends know.

One of the things that I will let you know guys, is that I’m starting to dip my toes back into the SPAC’s game, so also, put it out there, guys.

Is this the SPAC bottom?
Who knows?
Hit the share button down below.
Let everybody know.

Alright, let’s go ahead and bring on the brains of this show. My man, Chris Ketchi.

Hey, what’s going on brother? How are we doing today?

Oh! You see me. You see me. I’m trying to bring up the energy.
Maybe it’s because I actually got some sleep, finally.
The root canal’s done and let’s go, baby!
Let’s go!

You know, I heard you say you went on a shopping spree.
I know I’m excited to hear what you bought, but - you know
I don’t think we should get into that just yet.
I think maybe, you know, we need to get some more LIKES, because, you know, we don’t always just call out everything that we’ve bought, so I’d love to see 100 LIKES by the end of the show - you know and after this interview, we can get into some of those pics that you’ve made.
How about that?

Yeah! Definitely, definitely guys!

So, if you guys want to hear exactly what I purchased
especially in the SPAC game
go ahead guys – hit the LIKE.
Let’s get - I think 100
Honestly - Chris is setting it short here guys.
I’m going to go a little bit higher up here.
I’m going to go with 150 LIKES.
I know that might be trouble to get there, but if you want the money Mitch picks, you’ve got to go ahead and hit the LIKE!

Let’s go ahead and let’s get into our headlines.
Let’s get - see - what’s going on out there,
Chris. I know there’s a lot of movement, so fill us in, man!

Take us back to the headlines.

Alright guys, yeah!
So, headlines today, and we do have one deal to talk about and then a couple of movers as well.
In an exciting interview, the CEO of Payoneer om the show today, so super excited. Big show!

So up first in headlines.
There was a new SPAC ETF launch yesterday. Actually, two of them!
So, these come from Tuttle Capital, the same team that has SPCX – the pre-merger SPAC ETF.
So, the tickers are DSPC and SOGU, so these are De-SPAC’d companies.
So, these are going to track 25 of the largest de-SPAC companies over the last twelve months.
They will rebalance monthly, and they are only going to include for twelve months, so you know, this is going to be some fresh ideas, right!
So, like, DRAFTKINGS isn’t going to be in there, you know, for two or three years.
It’s going to be there up until a year.
And there’s those Holdings, going across the bottom.
And then, for the first time, so that ticker SOGU, that’s the inverse of this index, that they have created, right, so it’s almost like shorting the SPACs.
If you think, you know, that De-SPAC companies are going to drop in value; you now have an option; an easy way with this ETF to back against these 25 Holdings.
So SOGU, the inverse.
And then we have DSPC, the De-SPAC ETF.

We’re working on getting Matt back on the show.
We had him on before, to talk about his SPAC ETF, so I spoke to him on the phone yesterday, but super excited for these new SPAC offerings.
And we have HYLIION – HYLN.
News out today that they have, with DETMAR LOGISTICS, a new deal for a hundred trucks in the next five years for their fleet.
So HYLIION shares were trading higher on that news.
So, keep an eye-out for that one.
I do own shares of HYLIION still.
Then we turn to earnings, so we have FRX which is merging with Beachbody and MYX Fitness. So, their first quarter earnings - the revenue of 243 million dollars that was up 43%.
Nutritional and other revenue was up 23%.
Digital revenue up 56% - not a big surprise as we’re still in the pandemic here.
Connected Fitness revenue 14,7 million dollars – up more than 20 times.
They had 3.2 million total subscribers at Beachbody, which was a record high for total subscription and up 39% year-over-year.
You know, so strong numbers across the board for the Beachbody brand.
I do own units of FRX - you know – so just keep an eye-out on this one - you know.

Can MYXFitness - you know - compete against PELOTON?
Is Beachbody – you know – a growing brand going forward, with that digital – you know – Work at Home Fitness offering of theirs?
Something to definitely keep on your radar.
They did sell…

I just want to jump in here really quickly.
For FRX I did see also some Tweet mentioning
I think it was Peter Schiff that was talking about this.
But one of the things that a lot of people don’t know about FRX and I thought it was important to note
is that – you know
this is also a supplement play.
Supplement play is something that a lot of people don’t know that FRX actually has underneath their belt.
It’s not just the equipment.
And so, one of the things that I like about the supplement play is that it’s more of a continuous revenue stream.

Yeah!
And that supplement business, Mitch
so that nutrition won
they actually - I said before – they bought out a company that was started by Lebron James and Arnold Schwarzenegger - so, you know they’ve got some potential there, but yeah!
So, across the board, Beachbody
the nutritional brands and then also the Connected Bike
so really connecting - you know
the whole fitness sector
and they did sell 11.3 thousand connected fitness equipment bikes in the first quarter versus 1.1 last year, in the same quarter
so keep an eye out on that one.

And we have APXT – so APAX technology merging with AVPOY
first quarter sales 38.8 million – up 19 percent, year-over-year they see full-year revenue of 193 to 194 million dollars
Remember, this is the company that helps small and medium-sized businesses
Microsoft Cloud
We had TJ on the show – we’re working on getting him back as well
I know a lot of people – you know – are excited about this deal out there keep an eye-out on APXT – you know – strong revenue; strong margins – this is a SAS play going forward.
Then we have TBA, which I talked about yesterday, that updated guidance for their merger partner Iron Source and APP Developer.
They set their merger vote date of June 22nd, so we’ll add that to our calendar.
And then we turn to some rumors
so then, yesterday, we had MTAC – MedTech Acquisition – shares up, on a rumor from Bloomberg, that they are bringing robotics firm MEMIC public
So keep an eye out on that one
And then we also got a rumor from OCA – OMNICHANNEL ACQUISITION, that our friends, Matt Higgins and Gary Vee rumored from Bloomberg, to be bringing, home coverage startup Kin Insurance, public at evaluation of around 1 billion dollars
We’re working on getting them back on the show, of course, to find out when they announce a deal – if it is this deal - but rumor out there now from Bloomberg.

And our deal this morning – ticker XPOA, DPCM capital announcing a merger with Jam City.
This is a mobile gaming company along with the announced SPAC deal
They are also acquiring Ludia Incorporated
So they said going public is going to help them with their growth strategy that includes more mergers and acquisitions and a pipeline of licensed games valued at 1.2 billion dollars in this deal.
Shareholders will own 24 percent of the new company.
So Jam City – you might not know the brand, but you might know some of the games so – Harry Potter Hogwarts Mystery
Cookie Jam
Panda Pop
Disney Emoji Blitz
and Jurassic World Alive
no game accounts for more than 20 bookings, so they’re highly diversified
Jam City was a top ten game publisher for Apple and Google in 2020
31 million monthly active users in 2020
1.3 billion cumulative installs across those games
3 billion hours played in 2020 and 9 billion ad impressions
Cookie Jam has lifetime bookings of 790 million dollars
Panda Pop 375 million
Proven track record of mergers and acquisitions, so a pipeline of games this is where it gets exciting, right?
They have games coming that include Disney Pop Town, a DC Comics title with a partner – ATnT, a HGTV My Design game and games for Star Wars and Avatar that have not been titled yet, so a strong pipeline of partnered content here in the mobile games space they had bookings of 570 million dollars last year, 1.1 million paying users monthly, average spend of 44 dollars and 75 cents.
They see compound annual growth of 23 percent, which is higher than rivals Zynga Blue mobile and Play Tikka.
They also have a better enterprise value divided by bookings rate of 1.4 - this is a very interesting one - I’m diving more into it, but I love the mobile gaming space.
We just saw Blue mobile get bought out – you know - by EA, so there is less out there.
This is one that I may just add to the shopping list. I love that pipeline of games with Disney, Star Wars, Avatar, DC and that HGTV – you know - a home design game, I think could also be a huge bookings driver.
Then, of course, our calendar is filling in nicely with lots of merger vote dates coming and then earnings as well.
I want to turn – you know – and bring Mitch back on here
We do have our big mover today - it’s SPCE, so Virgin Galactic

Shares are up on news of a test flight that will be conducted on May 22nd, dependent on weather and technical checks, so this test flight announcement comes following the completion of the maintenance review and also so… they had the failed flight back in December, so their timeline had been pushed back; they just said recently on their quarterly report that they were working on a new timeline. We have it now, May 22nd. This flight is taking place also aboard the flight. They will be partnering with NASA, so they’re going to carry research payloads for the NASA Flight Opportunities Program.
That gets me excited – Mitch I know you’ve talked about how you know that they needed to do something, other than just taking people up into space. They signed a deal in 2020 with NASA for a private orbital astronaut readiness program and it looks like that could start to pay off with this test flight.
And also Mitch, I’ve got to say that a couple of weeks ago, I told everyone, right, that Virgin Galactic - Follow the news - Follow the timeline - because when they announce these test flights – What happens to shares?
They rocket higher.
So, that’s what happened today. Shares were up 23 percent. I’m not sure where we’re at, at the moment, but shares higher on that news.
What do you think Mitch?

Yeah, you know.
You definitely mentioned this, and we might as well pull this up so you can go ahead and hear the coverage here guys.
Let’s go ahead. This was actually on, I think, literally a week or two ago, so it’s not too far here from this, so let’s go ahead and listen to that.

No, that’s a key catalyst, right?
So, we’ve obviously seen Virgin Galactic shares pressured down here – you know but this is a key here, as if you look at the past history, when they have announced these flight windows, shares have gone up.
When they’ve gotten closer to the date of the flight window, shares have gone up.
And then, on the back end, we’ve seen shares fall, right?
With those tests not going as planned, but to me, I think shares – you know - start to trade up now – going into that flight window announcement and then continue to go up and then we will see what happens with that test flight
But – you know - I think the downside risk here could be minimized with that possible catalyst at least for the short term.

Yeah! I mean it sounds good, right?
That - you know - call that out guys.
I mean - if you look at the chart too – I mean - it’s pretty cut and dry.
When they announce these test flights, shares go up.
You know – as the date gets closer to the test flight, shares go up. On the backside you do have the risk - because we saw in December that failed test flight – shares did drop significantly from that. So, that is the risk here you know – but I think there’s room to run over the next couple of days going into that test flight, because that is a key catalyst for them.
And Mitch - How about the NASA news? Do you think that it can at least help diversify a little bit away from just these passengers paying 250 thousand dollars to go up in space?

Definitely, definitely. You could definitely diversify, and I think that one of the things they are noticing is the need to be diversified.
They can’t just put all their eggs in that one basket.
And start looking for ways that, maybe, they can monetize their data. Someway that they can use their research, in another way. Another business.
And, as you mentioned it here as a service, that’s kind of the same thing that I would look for. Something else.
How can they really develop something out of this.
One of the things that I will point out is that Virgin Galactic is dropping down to the support here, for the 15-minute support, so actually giving you an opportunity here. If you like the news and you want to support SPCE here – now it’s kind of a nice area, because at least you’re getting - being able to go ahead and maybe, manage your wrist down to that 19 dollars, and then you’re also getting it near that support, off of a 15-minute pullback.
I always like to use the 15-minute chart to show me a little bit bigger trend, and as you can see, we ripped up here at 6 a.m. - a little bit past 6 a.m. and now we’re on this retrace.
Now can we get another rip back up? Past this.
Alright. That’s what we’re going to definitely be watching in SPCE. Definitely guys, so…
Guess what guys? Guess what?
Next guys, we’re going to be getting into our interview.
This is when we really start unlocking SPACs.
One of the things that we’d really like to do here on SPACs Attack is get to the best, and we’ve been waiting for this one.
We did Betsy Cohen, which really gave us some insight into this company, but I’m super excited to get into our interview.
Before we do that, I have a little video that I want to play really quickly here.
To get us started and to get us thinking about Payoneer here, so let me go ahead and reshare here. Let me make sure that I’ve got the audio right here.
Boom! Boom!
Let’s get this going here.
Oh! Wrong share there. Wrong share!
I want to make sure I get it right.

[Music]

The world has changed
Changed in ways we could never have imagined
15 years ago, Payoneer was on the cusp of a new digital era
Now we are at the heart of it
The way we buy goods and services has become truly digitalized, where local and cross-border are almost indistinguishable
Online marketplaces have grown significantly with strong tailwinds for e-commerce and mobile commerce
It's no longer about who or where you are
Now is the age of what you have to offer
Today is about your talent, your drive and your determination
Payoneer connects the digital world on a single platform, making it as easy to do business globally, as it is locally
Payoneer democratizes access to financial services for millions of small businesses and entrepreneurs in both emerging and developing markets
With a commitment to delivering the best possible customer experience, our multi-currency account, b2b payment platform and commerce enabling services, make doing global business local, accessible and seamless

Businesses turn to Payoneer to pay and get paid, manage their business and invest in the next stage of their growth
The world’s leading digital brands turn to Payoneer to simplify and streamline access to the whole world
Our trusted mass payouts offering for marketplace and platform ecosystems is powering fast-growing verticals, such as e-commerce, freelancing, travel, and more
We are redefining local payment acceptance through frictionless next generation merchant services
Our payment orchestration platform, puts merchants in control of their payment setup, connecting them to a vast network of global and local payments providers though a single integration

Alright! Alright! Let’s go ahead and let’s get into our interview here
Chris. Look! This is a time when we unlock SPACs, so when we return guys, we’ll get our interview started.

[Music]

Alright guys! Perfect!
You heard it here from Mitch - you know
Another exclusive interview here on SPACs Attack.
Joining us on the show today, we have the CEO of Payoneer – Scott Galit.
The company is going public with FTAC acquisition. That ticker is FTOC.
Welcome to the show Scott.

Chris. Great to be here. Thanks so much for having me.

Of course! Of course!

Definitely! Definitely!
We’re going to go ahead and let Chris do some questions off first, and then I’ll be back with some of my own.

Terrific.

Alright! So, Scott. You know – SPACs Attack here – you know – since we’ve launched this show, we’ve been covering everything in the SPAC and De-SPAC world.
First question we always like to ask you companies going public is:
Why a SPAC deal to bring Payoneer public? And was a traditional IPO a consideration?

Yeah! Absolutely!
Our first criteria for moving to the public markets is to make sure that we were ready to be a public company, and so yeah! Absolutely! I believed that we were and are!
And we explored multiple paths to the public markets and decided that the SPAC route was best.
And there are a few reasons why we thought that SPAC was the best approach, but I think that the number one reason was that 2020 was a really interesting and complicated year, and we are super excited about the acceleration in our business, but 2020 had some crosswinds for us related to COVID.

And so the opportunity with a SPAC to share forward projections, to really give some clarity to the investment and community about what we expect to deliver coming off a year, where we had some ups and downs because of some of the crosswinds from COVID. We thought it was a really important way we could tell the story, and actually helped us pull forward, the ability to actually get to the public markets, and given the acceleration of the digital markets, we just thought this was the right time for us to move forward and accelerate our growth.
And that’s why we actually
The primary reason why we decided to move forward. And obviously Betsy and her team are terrific, and they really made it an easy choice to follow through on that.

Yeah – you know.
Perfect lead into my next question.
And we had Betsy Cohen on the show not too long ago. We did get to talk about Payoneer a little bit. Betsy, she is a legend in the FinTech space. So, along with her, you also have some strong companies attached to the pipe deal
Can you just talk about the validation, maybe with Payoneer, for getting some of these key investors attached to this deal.

Yeah! I mean
Everybody has been terrific!
Betsy and I knew each other well before the whole SPAC opportunity came up.
We actually first knew each other as industry colleagues, as you said.
Betsy is one of the pioneers in FinTech, and I’ve been doing FinTech since before FinTech was a term. I mean, it’s over 20 years. So, we really got to know each other many, many years ago, and we’ve continued to build a relationship since.
And so, this was really a great opportunity to work with someone who’s so well respected! So trusted!
And someone that I have so much in common with.
And then the pipe as you said, we’ve been really privileged to have terrific investors join us in the pipe
And for us, again, we really are focused on the long term here. We really think that we are just near the beginning of an incredible journey ahead.
We’ve already accomplished a lot and we’re really excited to have some terrific – really world-class investors that believe in our story. Believe in our journey. Believe in our team and they want to be part of that with us.
And so, again, as you said, the great validation that has come from all of this, really gives us a lot of confidence that we’re setting off into the public market with the right foundation underneath us.
And with all the momentum we see in the market, we think that it’s going to be a great journey.

Awesome. So, I see that Payoneer’s mission is to democratize access to financial services and drive growth for digital businesses of all sizes. All around the world.
I’m sure you saw in the background while you were waiting to come on. We played that intro video that helped explain the company, but just give viewers who may not know Payoneer – What’s the brief story of what Payoneer is all about?

Yeah! I mean, you just touched on it a bit and sort of amplified a few things.
I mean, ultimately, Payoneer starts with the digitalization of commerce.
We just see the whole world now buying and selling differently than they used to.

And we’ve been focused on that for 15 years. I mean, that’s not just a Covid-related change in our business - this is who we are.
Covid has actually accelerated these digital trends, and so what we see is that technology has opened up so many new opportunities for so many people, in so many businesses, in so many places around the world.
But it’s not easy!
Payments are still hard.
Understanding local requirements, local regulations, local taxation. All of these things are very very complicated, and so Payoneer has really become the Go to Partner, whether you’re one of the biggest companies in the world, based in the US, that needs to deal with your customers and partners globally, or whether you’re a small business in an emerging market, that sees an opportunity now through digital channels, to sell services or goods around the world – Payoneer is your one partner. We give you the entire world. The ability to be local, wherever your buyers or sellers are around the world. And we really try to remove all the complexity and help you achieve your potential, again, whether you’re one of the biggest companies in the world, that just wants to focus on growth, or whether you’re a really small company that just needs to figure out how to access some of these opportunities and access some of these tools. We’re all about democratizing access to the whole world, for anybody that wants to build a digital business.

Yeah! You know - one of the things that stuck out to me in the presentation was that Payoneer works with nine of the twenty most valuable companies in the world that offer digital payment solutions.
So, how are you able to position yourself to land deals with these multi-global, multi-country companies on a large scale?

Yeah! And, just to clarify. I mean - We’re actually working with nine of the top twenty most valued companies, by market cap in the world. So, it’s not just in FinTech or in financial services. Like anybody! And a lot of that speaks to just how embedded we are in the digital world and just how important the digital world has become to the global economy.
And so, we are a trusted partner for leading companies that are doing global business. And we’re entrusted to move tens of billions of dollars a year around the world, covering over 7 thousand corridors. Hundreds of thousands of new applications each month coming from all over the world, and we are really a trusted partner that actually handles this. Deals with a lot of complexity. With lots of scale companies, because they trust that we’re going to do in things the right way. Do it in a compliant and responsible way? And they know that we’re going to follow through on the promises we made, so it really has been a privilege to do this. It happened step-by-step. We’ve got a great team. We’ve got a great platform. Good customers that have good experiences bring more good customers. And so, again, something that we’re really proud of!

Perfect! So, one of the news items recently – speaking of large companies - was a partnership with eBay. I know that you had worked with eBay before. What are the new details from this deal? It highlighted China, but where is Payoneer partnered with eBay on and how does this help drive growth going forward?

Yeah! And this goes back to your previous questions.
So, this is great. I mean, for us, eBay really is yet another validation of the credibility of Payoneer. The global strength of Payoneer. Actually, the two sides of our network, the fact that we’re able to be a strategic partner for a company like in eBay and help them work on a really strategic initiative that they’ve talked to the investment community about for a while, about managing payments, is a really strategic initiative for them. But we’re also working with small businesses around the world that are selling on eBay. And so, what we’re doing now with eBay is helping them to actually expand and extend their initiative to manage payments to sellers that are coming from different geographies around the world. And so, they’ve already been doing this in the US. And in some other developed markets. And we’re now starting the process with them, of opening this up to sellers that are coming out of China, and the Greater China region. And then there are a number of other countries that we’re going to roll out together, in the months ahead.
So, this is actually a really important win for us. It really validates everything that we’ve done around compliance, and risk, and global coverage, and being a great trusted partner. And we’re now really excited about moving into the execution phase on this partnership and it’s something that we’ve just started to ramp in the second quarter. And it will happen as we move through the year.

Perfect! So, now being a public company, in the short term here – investors want to know what’s ahead. And all about growth. So, we have a slide in the presentation that talks about a strategy to deliver sustained growth. Can you talk a little about what the key drivers are, for growth, going forward?

Yeah! Great! And thanks so much for referencing the presentation that’s out there. It’s really super helpful. There are 4 key components to the growth strategy.
The first is that we really actually have real scale and momentum in our marketplace, eco-system, and eBay is a good illustration of that, where we work with marketplaces, we work with marketplace sellers. And we really help that entire marketplace ecosystem grow and expand. And that’s a really important part of digital commerce and we’re really integrated and embedded in that. And I can see lots of growth ahead.

And then, there’s our B2B business, where we actually have tremendous growth. And this is off marketplaces. This is just businesses that are trading with each other around the world. Last year, we had buyers from over 150 countries transacting with sellers from 190 countries that use Payoneer to actually pay or get paid.
And that continues to grow very, very quickly. It’s a multi-trillion-dollar opportunity.
So, first piece is to leverage the momentum and scale, and we have in those parts of the business.

Second is partnerships. A good illustration of this is that we’ve announced Payoneer for banks. And this is not an infrastructure play. We’re not going in and selling technology service es. We have banks and payment companies around the world that are integrating Payoneer as a branded offering that their small business customers can use to grow their exports and manage their global payments. And so, that partnership and ecosystem bring more functionality to our customers and brings in more customers for us.

Third, is that we’re very actively investing in additional services for our existing customers and also opening us up to new customers. We bought a company named OPTILE, last year, which is an amazing technology platform for next generation merchant services offering. We’ve already rolled that out now for enterprises - and expanded into Asia and the US.
And we’re going to roll out a small business solution late this year, starting in Asia.
We have a working capital offering that we’ve been expanding and ramping up – helping give small businesses access to capital – it’s very, very hard for businesses to get access to capital. It's even harder now than it was before Covid.
The World Bank has estimated over 3 million dollars of unmet working capital need for small businesses in emerging markets alone. And we’ve just introduced a new commercial card project, which we think is a great value proposition for small businesses.

And then the fourth piece is M&A – making some additional acquisitions like OPTILE. Very strategic, helping us more quickly, add more value for customers. So, we’ve got a four-prong strategy to help us drive growth. Not just in the near term, but we’re actively investing now to drive growth over the long term for our customers and for our investors.

Yeah! So, one of the things that stands out, for me is that I see growth coming from International, so you know, there’s a slide that says internet users outside North America and Europe represent 78 percent of the global internet users.

How can an investment in a company like Payoneer give access to some of these emerging markets and the growth of FinTech outside of the US?

Yeah. It’s a great question and that’s actually one of the key pillars of who we are. I mean we are truly global and when you look at where our revenues come from. I mean, our revenues in general come largely from our relationships with smaller medium-sized businesses around the world, and we have millions of customers all over the world, and the vast majority of those customers are not in the west. And not in the US. And not in Western Europe. And we do have customers in Western Europe and the US, but Payoneer is a play on the global digital economy. And the growth outside the traditional Western markets is even faster than in the West, and so if you think about how much our lives have changed with digital commerce and technology, the change is even more dramatic and more rapid around the world.
So, we really cover the whole world.
We get 300 thousand applications a month that come from over 190 countries and territories. And this is the really on-ramp to digital commerce for small businesses coming from lots and lots of markets.

Perfect! So, Payoneer recently reported first quarter results. We saw volume increase 61 percent to 13.3 billion dollars. Revenue up 23 percent. Adjusted revenue u 46 percent. You know you said, on that press release that a first quarter or the years off to a strong start. What really stuck out in the first quarter in terms of growth for Payoneer? That maybe surprised, even, your own expectations?

Yeah! We really were excited about the results in the first quarter, and it really was across the board, and I think that’s maybe the part that was both most gratifying and also, maybe most surprising. It’s just - you know - usually you have some things going better than you hoped; other things maybe not going as well as you hope and in the first quarter – really – everything was working. We saw our marketplace ecosystem business continue to do well. We had tremendous growth continue in B2B, as we continue to ramp that up. We’ve usually seen - you know – we’re still relatively early but working capital. We’ve usually seen some seasonal dip going from the peak holiday season in Q4 into Q1 but we actually saw some continued acceleration through Q! Merchant services, I touched on already, where now, we took a business that was focused on Europe, and we’ve now had a…
really key wins in Asia and in the US, as we’re ramping up our global sales efforts, we launched the commercial card product, and we’re ahead of what we actually had hoped. It’s still really small and early but we’re getting great feedback from customers. So, I think, to me, that’s the…

what’s amazing is that digital across really all aspects of our business.
Really all over the world continues to be strong
and it translated into the numbers and, as a result, you’ve seen the results that we had, and the adjustment that you referenced, is because we do have some exposure in our business to travel,
Not surprisingly, in Q1, trave was still very significantly impacted and so adjusting travel out of Q1 of 2021 and Q1 of 2020 is where you get that 46 percent.
Year-over-year revenue growth and so, everything is really working the way we’d hoped and expected, and even better.

Awesome. So, last question from me, before I turn it back over to Mitch is, we’ve seen the rise of cryptocurrency and it gets attached to the FinTech space. How does Payoneer play into cryptocurrency and what are the plans to grow on that segment, going forward, if any?

Yeah! It’s something that we spend a lot of time looking at and talking about and keeping an eye on, but at this point, it’s not something that we actually have as part of our business.
And there are a few reasons for that.
One – from a technology perspective. At this point, it’s not something that we’ve seen, that we would provide an advantage either in efficiency or speed or cost or value for our customers from that perspective.

We move hundreds of millions of dollars a month in addition to that 13.3 billion volume we talked about in Q1. On top of that, we have hundreds of millions of dollars a month of volume where one Payoneer customer is paying another Payoneer customer instantly, anywhere in the world.
We don’t need a cryptocurrency to actually do that. We’re doing that already and that’s something that we’re doing at scale and with efficiency and speed. And we’re also hearing a bit more from customers that would like to trade.
It's something that, again, we’re taking a look at and thinking about how to incorporate, but as you can see from some of the announcements this week, we don’t think the regulatory environment globally, I mentioned most of our customers are not in the US and Western Europe. We don’t think the regulatory environment globally has really settled out yet and as a result it’s something we’re keeping an eye on. Spending some time working on but haven´t actually introduced anything to market. It’s something we have the ability to incorporate into our business. We have lots of different countries, currencies, platforms, we’re very agnostic, in terms of all of that. In terms of now, I just haven’t seen the need to go ahead and do that. Or the opportunity being clear and how it would work out.

Alright! I´m going to go ahead now and jump in here now. One of the things that I’ve been paying attention to is
What a lot of people have been paying and started top pay attention starting to pay attention to more in the SPAC is the valuation here, so let’s talk a little bit more here about the EV revenue multiple. I’m seeing a revenue multiple her of 2021 at 7.6 and one of the things that I’ve been talking about is trying to get into some of these SPACs that are kind of more of a big value play. And to me that’s kind of a forward multiple under that 10, so right here at 7.6 looking attractive in that sense. I have also compared it to let’s say, high growth payments at 36.5 times that multiple. Definitely, definitely, a little bit high there but we could also compare it, also what I would look at, global processors, when you compare that – yes, you guys have got a close revenue multiple. But then when you look at the revenue growth rate, at 25 percent. How do you guys separate there because the global processor is only at 8 percent revenue growth rate.

Yeah, something that Betsy and I spent some time talking through on this was there’s nobody that’s just like us. And so, finding a really perfect comp was hard and so we had to just try and triangulate our way in, and we also talked about for us. This is the beginning of the journey not the end of the journey and so as you all highlighted at the beginning, we want to have a great grou0p of investors that believe in our story, that believe in what we’re doing. Are here for the long term and are going to support us along the way. And so, I think, as you said, I can't really comment too much on price specifically, but I think that our objective was to set this up in a way where we would be attractive, easily defensible in the way that we were approaching the pricing of the transaction. And then we’d let the business perform and we’ll let the market take care of itself. SO, we continued to be focused on long-term value creation for our customers, for our employees and for our investors and we think this put us in a position to be able to do that in a very fair way.

Alright! So, the next thing I want to get into is of course, some advantages that separate you from your competitors, so I’ll go ahead, and I’ll bring this up from the investor deck.
Why do you guys win. Explain it to me Scott!

Yeah! And thanks Mitch. Look! We are so unique in what we do right. The eBay partnership is a good illustration of this. Cover the whole world for them. There really isn’t anybody else that can do that. We provide more than just payments. We actually are providing compliance and risk services that we are providing to them, but we have a whole team that’s a global enterprise team, that works with our enterprise clients, but then we also have small business teams all over the world that work with the small businesses in their local markets as well, so we really are unique in building this bridge. And then you get into the breadth of the services that we offer and the brand that we have. Again, the network, effects and the virtuous cycle I mentioned about. The ability for anybody on our platform to pay anybody else on our platform instantly, anywhere in the world, which is again, hundreds of millions of dollars a month of additional volume. So, there’s all these things that we do that are really unique. Really invested in emerging markets. Really covering the whole world.
And there’s nobody just like us. There certainly are folks that focus on enterprises; there certainly are folks that focus on small businesses, but there’s very few that have actually been able to connect the dots across the whole world and across all these different networks of activity and so we really have been quite fortunate to just kind of step-by-step build something really unique.

Definitely. No, one of the things about being global is there are definitely some advantages but also, we could run into some disadvantages – into security, right? And so, one of the things that I have to ask is: How is the mobile platform security and one of the things that we’ve been seeing is more hacks and hacks. Into different kind of payments, so can you explain to me how safe the platform is, and how do you guys continue to make it safe?

Yeah. It’s a great thing to focus on when you think about it.
One of the downsides of digital is that everything is a target for basically anyone, anywhere.
And there are really, really smart, bad intentioned people out there, who are really sophisticated and so this is like - this is probably the only part other than compliance.

You know, compliance and cyber are the two parts of our organization that basically have a blank check. So, if anything that we need to do to protect our ecosystem and our environment, we are there to do. We’ve got a terrific team. We actually have a whole team of folks that are all based in important pockets of activity around the world, like in Tel Aviv and places like that, where there’s really terrific cyber security expertise and infrastructure, and that’s those things that we’ve actually really leveraged to create a very very safe environment. It’s heavily tested. We’ve got lots of different tools that we use. We’ve got a terrific internal team. We run all kinds of pen tests. We have all kinds of white hat hackers that come in and look to point out vulnerabilities, so this is something that we focus on across the entire business and the platform.

I’m sure a lot of people enjoyed hearing that answer.

As you said it, we’re in the trust business.
We understand that. It goes back to when I talked earlier about Chris’s question about: How do we get nine of the top twenty companies in the world to work with us.
It’s because we deal with those things that are mission critical, but may not as easily show up on a checklist of things that are like nice consumer features or something like that.
Like there’s a lot of hard work that goes into compliance and cyber and risk, and we’re very very good at those things.

Perfect!
So, Scott, one of the things we like to do on the show is ask questions from our viewers here. A lot of the questions we got we’re talking about competitors which you know Mitch already touched on with you, so the one I would ask was – we got a question from Solarup:

How concerned is Payoneer with the potential for rising interest rates to handicap their interest in growth. Any comments on interest rates and how that could affect Payoneer?

Yeah! For us, from a fundamental growth perspective, it’s not something that we’re particularly concerned about. I mean we’re in anywhere-to-anywhere platform. People need to buy things. The growth of digital is so fast and our business overall is growing so fast. There can be some impacts here or there, but I think it’s more likely to have an impact on the stock market, than it is on our business overall. So, the fundamentals for us we see continuing; the tailwinds that we’ve been focused on and benefitting from and playing into for our customers continue to, we think, endure through any of these cycles up ahead.

Awesome. Well, I think that’s going to do it for us.
We appreciate your time.
So guys tuning in, again, Scott Galit – he’s the CEO of Payoneer.
Company is going public via SPAC merger. That ticker is FTOC.
Thank you so much Scott for taking time out of your busy schedule to join us on SPACs Attack.
We look forward to following your progress.

You guys are awesome. Thank you so much!
I really enjoyed it. Great questions. Great discussions, so I look forward to talking again sometime.
Something of a…

Of course! Thanks, you. We’ll see you again. Alright! Even better answers, so we appreciate it, Scott.

Alright guys. So, as you guys can see, another exclusive interview and one of the things that I like to do, and I don’t do this often guys.
Look into CEOS and buy because of CEOS. Now one thing I can tell you right now. Emotionally-wise, listening to that interview and being a part of that interview, I got some sense of security, some sense of certainty from the CEO there.
Maybe it was his tone of voice. Maybe, I heard in the chat, He had that bot voice. Whatever!
Whatever it may be, I can tell you here right now. Call me a little bit of a believer her. I like this company. I’m liking the CEO and sometimes I look for that, so what I’m going to do now…
Is the… that’s the story. The story has gotten me attracted, but do you guys know how to do it?

I’, going to start looking deeper into the fundamentals try to time those technicals but definitely I’m a little bit of a believer here now.
Yeah, I mean. Anyone who has watched this show or heard me on others, you know I like my emerging market plays. Your Jumia, your Ozone, and here you have - Payoneer is a ~FinTech play on emerging markets. They’re huge in Asia that deal with eBay for China. I mean that’s huge right? And their growth is going to come from outside the US, so, when investing in a a company like Payoneer, you get that full exposure to emerging markets.

You know at the start of the show, we were going to talk about some buys, if we had a hundred likes is what I said. I think you said more than that.

We’re not at a hundred likes yet, so unfortunately, I don’t know if I’m going to be able to hear which SPACs you bought today. So, I guess while you’re waiting,

In the meantime, I do want to bring up
we do have another Big Mover today that we wanted to get into.
And Mitch, you know, I ‘ve got to say, this is one we’ve talked about for a while, but this is one that you’ve really gotten behind on, so I’m talking of course, of Genius Sports - that’s G-E-N-I. They reported first quarter revenue. SO, revenue was up 52 percent, year-over-year to 53.7 million dollars.

Positive adjusted EBITDA of 9.3 million versus a loss of 5.3 million last year.
They did raise their full year guidance from 190 million to a range of 250 to 260 million, which is something we called out on the show yesterday, with that new NFL partnership. They also entered into a marketing partnership with Fan duel. They acquired two leading technology companies – Fan hub and second spectrum, which diversify them.
Revenue looks great across the board betting technology, up 42 percent. Sports technology up 42 as well and Media Technology contents and services up a 127.
You know Mitch. This is one that you’ve been a big believer in.
What are your takeaways here?
From that earnings report and how is this thing looking?
It's up double digits today.
Sometimes I’m dead right on stuff and usually when I’m dead right on stuff guys, just to give you guys a tip out when you’re listening to some of the stocks that I’m bringing your trading ideas.

The ones that I’m in. I usually do so good on guys. And the reason why? I could put the blinders on. I don’t have to be worried about the money involved, the risk involved.
And I can really evaluate the company. How I like it. How’s the fundamentals?
How’s the technical, and one thing that I’ve been mentioning with Geni and I continuously mention this guys separation between competition. It’s so important, and a lot of the ways you’re going to be able to tell this is the partnerships. Why?
Because when you have a partnership and a lot of times, you know, sometimes in different environments you know you’ll have kind of a different reach out, but right now, what it is, is that a lot of these companies are going to the same kind of league and giving the request – we want to be a partner with you. We want to be a partner with you!
What do the leagues go and do? They do their diligence. They go and research both companies. They see the growth. They see the potential of the future, and to me they’re choosing Geni and that’s all that you need to know.

Yeah. Exactly.
We’ve talked. We had Mark on yesterday – Sports betting.
Sports betting is huge. It’s a tremendous opportunity for investors and one of the things we talked – you see some of these states you have 10 under 12 players.
Who is going to get the market share?
Well instead of picking…

Hold on. Hold on.

Did we really just get this news?

John Doe dropping in her.
Is it Sports betting?
They were working on it yesterday.
I need to check this out. I need to check this out. John Doe. John Doe.

Somebody fact check my man John Doe, but hey john, if you brought that into the chat, that’s what I like to see. I’ve been waiting for that moment.
I’ll tell you that right now. I’m a big believer in Florida Sports Betting. I lived in Florida for a long time of my life, so I could definitely see those degenerates that I grew up with, getting into sports betting.

And that goes with what I was just saying. Right?
All these new states passing legislation. The thing is you have a ton of sports betting operators, so instead of picking who’s going to win the market share, you have Genius Sports providing data to the majority of them. Right?
Because they have these exclusive deals.
So, to me, I think Genius, the thing behind the thing, as we’ve said, is still a great long-term winner.
Mitch, did we hit 100 Likes yet?
I want to get to what you bought but I don’t know if we’re going to be able to do it.

Oh! Right there. Right there! 93 likes. We’re at 11.56. If you guys want to hear about some of the SPACs I went, when I went shopping on. Definitely, definitely guys. Hit the LIKE button. I want to get you guys there but only if we got the stacks to get there.

I think we’re going to hit it.
We’ve got to get those likes.
You can hear what Mitch bought, but also Benzinga has a context because we’re getting close to a hundred subscribers. I know you guys want to hear about that too.
So, Mitch. We’ve got a hundred likes so why don’t you tell us about what you bought today and then I’ll hit on that contest for everyone out there, before we head to our next show.

Alright guys.
What we’ll do is I’ll play this trailer right quick, and when I come back, I’ll get you guys. Give my Stacks.

Alright, alright! I’ll be definitely putting up that gleam link

I just shared it. I just shared it.

There you go my man Chris is fast with it. My man Chris is fast with it.

Definitely, definitely, it looks like you got
Chris has got the blues checkmark on his name. That means he’s cool.

Alright. Let’s get into the PSACs. Let’s get into the ones I traded today and the ones I got in.
I can tell you right now guys, that these are more of an investment decision.
Why?
Because I started dipping my toes into some growth names and with this, I’m also dipping my toes into some SPAC game. And one of the things that I will tell you guys is that I’m not putting in all my capital to work in one day.
The things I did is that I am adding to my account, so I calculated how much capital I am going to have overall and I’m trying to keep my percentages in each position, the same, so that I start getting a balanced portfolio here, in different industries. And one of the things that you guys have got to do on a day like to today, and we were talking about the pre-market prep. Get that! Shopping list ready. You got to have that shopping list ready, you guys.
I had over 9 industries that I wanted to take a look at, and this is another thing – diversification. Right?
I don’t want to just be stuck in one industry. Have all the stocks in that industry and watch that industry just keep coming back down, so I want to get into multiple industries and give myself an opportunity to find an opportunity that starts rolling back and so some of those industries that I’m going to look at guys: Sports Betting, I’m going to look at EV Chargers, Autonomous, I’m going to look at EV Makers, I’m looking at Gaming, I’m looking at Lithium Plays, I’m looking at housing plays, I’m looking at Triple Ds – those 3D plays, I’m looking at Solar Plays and I’m looking at Space Plays. My favorite, favorite sports betting stocks. And with that Florida news, I think that in the long run you might see a good push from this, so this is RSI guys. RSI is going to be the first one. I’m in this one. You know. I’ll give you - you know what – I’m as transparent as it gets here. I don’t think that there’s anybody that does this, but 12.05 guys is my entry today, and as you guys can see, it’s up at 12.20 already, so in the green.
Let’s go to the next one. What’s my next stock that I’m going to bring up here. Another SPAC that I’m looking into. Why would I want to bring this one up right now, is because it is really still under ten guys. I got into SPFR here. Reason why I do believe in this company is long-term. I would put this one even in my IRA account, so I’m going to stick into this one.
I’m expecting to see it break out through 10in the next couple of weeks, so definitely keep your eyes on that one.
Another one that I got into today, just because I believe in housing, is open guys – open - I did take a trade today. I will let you guys know I’m a little bit down on my open position. I got in today at 15 but I’m risking off of this 14 area so I’m not too concerned on this trade here.

I have a daily chart off that
14 here and I’m looking for it to come back up to 16 and eventually go back to 22 so that’s another one that I’m in here
The last one I’ll give you guys, and I have got a couple more but I’ve got so many that it’s just a lot to go through right now guys
So, I’ll give you guys one more her – DM
DM is one that I took today and the reason I took this one is because I’m just a believer in 3D, in the long-term
I think that one of the things that we run into is an inflationary period.
It might actually make sense to go with more of a technology move here that could get cheaper over time
I think you’re going to see that some supply chains are probably going to try to maybe run towards some 3D makers, to try to switch their manufacturing process, and maybe even make it cheaper by going to 3D.
That’s what I’m definitely going to be paying attention to and looking into the story so those are some of the ones that I got today Chris. I could get into many more. I got a couple more that I’ll get into tomorrow, but we’ll take a deeper look, and one of the things that I am doing guys, is
I’m going to take a multiple days-approach. I’m not going to throw all the money in at once.
I did throw some good amount of money today but another thing that I’m going to look at is – Do we test lows? Do we keep testing daily lows?
Do we test daily lows?
You want to hold on to some of that capital, so that you can maybe, go ahead, and average in
Not just take a one full ride approach

Yeah! You know. Perfect and great examples there of timing your entry and maybe scaling in with multiple buys. I do my own shares of SPFR. I’ve been a believer in that one for a long time.
And RSI is still on my shopping list, you know
In that Sports betting space, the Florida news is big today for the industry. The key for RSI, for me, is if New York gets legalized, I think that’s a huge, undervalued catalyst for RSI, because they have a stronger entry there than some of these other players and a limited number of fields.
And then DM desktop metal - this is the one that I owned a long time ago. I sold and I’ve been waiting to get back into these earning and those acquisitions - Right Mitch?
They’re not only going to print material for you – you know planes and manufacturers – they’re going for dental and wood. They’re going to be able to print these wood products, so, great acquisitions and scaling that growth going forward So, you know I like these picks and I’ll be doing some more shopping over the next couple of days too, so the other one I’ll highlight guys, if you tuned into the show yesterday, we talked Lordstown Motors right? R-I-D-E and Mitch, I don’t know if you caught that presentation last night from Ford? But that F150 lightning is going to have a starter price of 39,974. The Lordstown Motors endurance starting price – 52,500. That’s a bit of a difference, so RIDE shares down today, and I’ve got to say that we both called that out yesterday.
So hopefully if you were in RIDE the past couple of days, you took some profits.
One of the things we mentioned was the RIDE versus the FORD look and how this potentially could hurst RIDE because we see FORD as one of the leaders here in EV and one of the things that we’re going to see is
How does FORD compare with TESLA? That’s what we also started mentioning and so there’s going to be a big battle here but as you guys can see Biden’s supporting the company, of course. From Detroit there. You’ve got FORD support there, FORD support.

And I think that’s going to make a big difference. People are not talking about that. I think that makes a huge difference.
One of the things that we did see was Vice-President Pence showing-off that RIDE vehicle, so right here – one of the things that I’m going to see is
Do we get kind of a change of sentiment here?
Do they like?
Does my man Biden appreciate more FORD than he does a new car maker here, in Lordstown, Ohio?
I think you’re seeing that, right there. Right?
And so there’s something that you definitely need to pay attention to
Is how that support is going to keep going?
One of the stocks that I would definitely take a look at, that Chris has mentioned multiple times, ACTC – Right?
Yeah! Proterra, with the electric buses and vans and more and ARRIVAL, right? You’ve been on ARRIVAL for a while. ARVL and the other one that I’ve owned for a long time and we had them on the show, of course, LION Electric.
Ticker now is LEV, that’s another play on electric vehicles. Going forward guys. It’s 12.05 – we went over
GUESS WHAT? GUESS WHAT?
to give you guys these great trade ideas.
What’s that?
I’ve got some more for you because my man Lucas isn’t ready yet, so I’ve got your ass alright.

Ok. Let’s hear it.

Alright guys. So, the next couple of ones I’m going to give you guys. Let’s give you some other plays, right?
I can talk about these on money Mitch, but if you guys want to see me talk about these right now, give me some more likes. It’s getting up to 125. I do have over 276 people watching, so definitely can get towards that.
I’ve got a couple more here that I can give you guys, so one that I’m going to be looking at guys and I’ll be putting it up on the chart here is GAN
GAN
With that sports betting news, this is one that I do not have.
I’m going to mention a couple here that are on my radar but I haven’t taken a position into, so GAN is definitely one on my radar.

Why? Multiple support touches. Youi guys know how I love my support touches. And so, let’s go to the one weekly chart here, so that you guys can see this better here.
And when we get here, look at these support touches down here. This is what I like to see. We can touch support multiple times. That’s when I can go ahead and measure my risk and the risk is right underneath it 450s. It’s kind of this big support here. That’s what I’m going off of. That’s what I’m looking to see. I want to see a reversal in this one with this kind of that Florida news, and also, potentially, New York news and another one paying attention towards GAN. Another one that I’ll mention here, and this is one that I did get some today – and I’ll go ahead and bring this one up here - CRSR
You guys know how I’ve been talking about Corsair Gaming.

I actually did a video specifically on these guys so that you could find that on Benzinga clips, or you guys can look it up on Benzinga. We actually have it as a separate video there that I’m trying to do for you guys is the story of a stock and do kind of more of a long-term approach, so if you guys got a stock and you want to see a deep dive into. Definitely let me know in the comments below. But Corsair Gaming guys this is definitely one that I’m going to be looking into.
One of the things is clear driven support here.
So you guys are seeing them here. One of the things, at least is, I know my out area, and so I’m sticking towards this dirty pricing here. Kind of this bottoming action that you gotten multiple times. A touch-on and now I want to see the stock get back above 34 and 35.
At 36 is where we really start hitting some support and some resistance and that’s what I’d look to see if maybe we slow down a little bit, but gaming overall, I think is going to continue getting a drive in 2021. Specially going into Q3 and Q4.
What do you think about some of these plays Chris?

You definitely you know the story. Right? Sport betting and Gaming those are hot growing sectors, so I’m a fan of those picks.
I’ve got to work out a shopping list as well. Put some of this cash that has been on the sidelines to use just like you did, so maybe I’ll have to join you on one Money Mitch one of these times and talk, you know, non-SPACs because I do still have quite a lot of SPACs, so I probably won’t be doing any more shopping there just yet although I did really like that mobile gaming deal announcement today for XPOA. We’ve talked Zynga before and Blue Mobile and a competitor to both of those, so it looks like power hour is ready to start up Mitch, so I think we should probably say see you later – I dropped the contest link in the chat again guys. Join that giveaway. The code is SLIME RAZZ which I also put in the chat, but did you see that video – a free share of TESLA?
Like, come on guys. Let’s get to a hundred thousand subscribers so one of you guys out there can

I tell you what, I even really want it.

I know. I know. I’ve never even owned TESLA.

I’ve been pushing RAZZ like
Yo Razz
Come on man
Just slide me one of those shares of TESLA, like…
I don’t need an Amazon Gift Card. I just want a share of your TESLA.

There’s that link again. Thanks, Happy Mohammed out there. Sharing the link and the code in the chat guys.
Click on that.
Sign up for the contest.
We´ll see you later.
Tomorrow SPACs Attack at 11 a.m. eastern time.
Thanks again guys. Another great show.

Definitely. Definitely guys! Stay tuned. Power hour coming up next.

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 (as amended) and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021 (as amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.